NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Procter & Gamble

NAME OF PERSON RELYING ON EXEMPTION: James R. Epstein

ADDRESS OF PERSON RELYING ON EXEMPTION: 21 Dupont Circle NW, Suite 410, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

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Procter & Gamble [NYSE:PG]

Available evidence suggests that Procter & Gamble’s Board and Management are still failing to mitigate material deforestation and forest degradation risks within the Company’s supply chains. They have resisted shareholder engagement on these issues. Therefore, we recommend shareholders:

•	Vote AGAINST CEO and Board Chair Jon Moeller (Item 1.k)
•	Vote AGAINST Lead Director and Governance & Public Responsibility Committee Chair Joe Jimenez (Item 1.e)
•	Vote AGAINST Governance & Public Responsibility Committee member Sheila Bonini (Item 1.c)
•	Vote AGAINST Governance & Public Responsibility Committee member Amy Chang (Item 1.d)
•	Vote AGAINST Governance & Public Responsibility Committee member Debra Lee (Item 1.g)
•	Vote AGAINST Governance & Public Responsibility Committee member Robert Portman (Item 1.l)
•	Vote AGAINST Governance & Public Responsibility Committee member Rajesh Subramaniam (Item 1.m)
•	Vote AGAINST Governance & Public Responsibility Committee member Patricia Woertz (Item 1.n)

September 27, 2024

Fellow P&G shareholders--

One year ago, we wrote to you as shareholder descendants of William Procter & James Gamble, the founders of Procter & Gamble (P&G), recommending that you vote against CEO Jon Moeller and certain members of P&G’s Board of Directors due to the Board’s failure to manage material deforestation and forest degradation risks associated with the Company’s supply chains.1

In our prior letters, we predicted that P&G’s material risk would grow if the Company did not reform its policies. To avoid this outcome, we asked P&G to “deliver a credible policy and time-bound plan to eliminate deforestation, primary forest degradation, and human rights violations from its supply chains, applied at the corporate group level, and paired with a robust non-compliance protocol.”2

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1 Epstein, James R. et al., September 8, 2023, “Exempt solicitation to Procter & Gamble shareholders.” https://d18rn0p25nwr6d.cloudfront.net/CIK-0000080424/d9592c09-7faa-4b8b-8bd2-57f506d24c5e.pdf. Epstein, James R. et al., September 28, 2023, “Exempt solicitation to Procter & Gamble shareholders.” https://d18rn0p25nwr6d.cloudfront.net/CIK-0000080424/68693175-54ef-4490-9912-0998112e8e98.pdf.

2 Epstein, et al., September 28, 2023. Exempt solicitation.

It is the Board’s responsibility to represent shareholders. Yet, as far as we can tell, the Board has ignored our concerns. In the meantime, as outlined below, the Company’s competitive, regulatory, and reputational risks from its forest commodity sourcing have increased in the last year.

Thus 38 descendants write again today to urge you to oppose the election of P&G CEO and Board President Jon Moeller and all members of P&G’s Governance and Public Responsibility Committee to P&G’s Board of Directors.

At issue is the Board’s management of risk in its pulp and palm oil supply chains, which are primary ingredients in many of its popular brands. P&G’s 2023 response to the CDP Forests report discloses that 51-60% of its revenue is dependent on palm oil, while 21-30% of its revenue is dependent on pulp.3 These figures have not changed since 2022 and illustrate the importance of these two commodities to P&G’s overall financial health.

In 2020, 67% of P&G shareholders supported a proposal filed by Green Century Capital Management that called on the Company to increase the scale, pace, and rigor of its efforts to eliminate deforestation and forest degradation from its supply chains.4 We supported this measure and have been increasingly concerned by the company’s failure to mitigate these risks four years later.

In our opinion, P&G’s current Forest Commodities Policy is woefully insufficient and unclear, as is evidenced by its position on forest degradation in its supply chains. In the last four years, the Company has made statements to investors that it prohibits forest degradation in its supply chain, which are misleading because they are contradicted by P&G’s disclosed sourcing from both intact forests and threatened boreal caribou habitat.5 As a result, the Natural Resources Defense Council (NRDC) filed a complaint with the U.S. Securities and Exchange Commission (SEC) in November 2022 regarding the inaccuracy of its claim to prohibit degradation.6 P&G then, instead of establishing a clearer policy to avoid forest degradation in its supply chains, removed all mention of prohibiting forest degradation from its May 2023 policy update, but not from other documents that remain on its website even today.7

As we said in our September 2023 letter, our opinion regarding the May 2023 policy update is that “P&G has yet to issue a credible, consistent justification for that decision–instead using the jargon of ‘streamlining’ to explain the new policy, while claiming the updated language was issued “for the sake of ‘helping promote clarity and consistency for [their] stakeholders.’”8 Unfortunately, the company’s overall approach has remained neither clear nor consistent and leaves us concerned about the Company’s risk exposure.

In the last year, several of this letter’s signatories attempted to start a dialogue to encourage the Board and management to develop a more comprehensive risk management strategy including reform to its Forest Commodities Policy. The Company declined to engage.

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3 The Procter & Gamble Company, “2023 submission to CDP Forests.” https://s1.q4cdn.com/695946674/files/doc_downloads/esg/2024/02/cdp-forests-2023.pdf.

4 The 67% figure was calculated by dividing the votes for the proposal by the sum of votes cast for and against.

5 Procter & Gamble. July 2022. “Forestry Practices Update July 2022.” https://s1.q4cdn.com/695946674/files/doc_downloads/2022/07/Forestry-Practices-Update-July-2022.pdf.

6 Skene, Jennifer. Natural Resources Defense Council. November 30, 2022. “Letter to SEC regarding certain public disclosures by Procter & Gamble.” https://www.nrdc.org/sites/default/files/media-uploads/pg_complaint_11.30.22.pdf.

7 Procter & Gamble, August 2024, “Wood Pulp Grievance Tracker.” https://s1.q4cdn.com/695946674/files/doc_downloads/esg/WoodPulpGrievanceTracker.pdf.

8 Epstein, et al. September 28, 2023. Exempt solicitation; Procter & Gamble. September 20, 2023. “Additional definitive proxy soliciting materials and Rule 14(a)(12) material.” https://www.sec.gov/Archives/edgar/data/80424/000008042423000078/pgcommitrespforestry.htm.

Several of us then filed a books and records request, attempting to learn more about the Board’s actions and practices regarding oversight of its forest sourcing risks. The passage of the 2020 shareholder resolution clearly indicates that shareholders view these issues as material, and therefore should have access to information that clarifies the Company’s policies and actions. For example, in P&G’s 2024 Proxy Statement, the Company shared that Board Member Sheila Bonini “held focused reviews with the Company’s Chief Operating Officer and each of the Company’s Sector CEOs to discuss the integration of relevant environmental sustainability priorities into their business strategies and results. Ms. Bonini led a subsequent discussion with the Board regarding her observations and insights.”9 We requested that P&G share the materials given to the Board related to the “focused reviews” Ms. Bonini held, among other relevant materials and minutes from Board conversations.

In response to the books and records request, we were asked to sign an overly restrictive confidentiality agreement that would prevent us from sharing with other shareholders information we believe P&G should already disclose.

The lack of transparency and clarity is especially problematic considering the European Union Deforestation Regulation (EUDR), which requires that companies using commodities like palm oil and timber (including pulp) demonstrate proof that their products “do not originate from recently deforested areas or contribute to forest degradation.”10 The policy goes into effect on December 30th of this year, and according to global consulting firm PwC will create “significant implications” and require “extensive due diligence.”11 Failure to meet these requirements could lead to lockout from European markets.12

To our knowledge, P&G has yet to disclose its plans for EUDR compliance. In fact, according to a February 2024 report by Forest 500, Procter & Gamble is one of three named companies with insufficient disclosed implementation or due diligence disclosures that, as a result, the authors deemed “likely off track to be compliant with the EUDR.”13 Forest 500 suggests that financial institutions financing companies with ineffective implementation disclosure should “[u]se their leverage to encourage the companies they’re financing to implement their commitments in line with best practice. This includes monitoring suppliers and sourcing regions for compliance, engaging non-compliant suppliers effectively, and publicly evidencing their implementation.”14

The weakness of P&G’s policy stands in stark contrast to competitors:

•	P&G scored the lowest out of ten of the most influential global brands sourcing forest-risk commodities, including palm oil and pulp & paper, in a recent assessment of corporate forest commodity policies by the Rainforest Action Network (RAN).[15] Whereas Unilever, Mars, and PepsiCo, have adopted zero-tolerance policies or commitments to halt the intimidation and criminalization of forest defenders, P&G still lacks such a policy. Furthermore, Unilever, Colgate-Palmolive, and Kao, have recently issued cross-commodity No Deforestation, No Peatland, and No Exploitation (NDPE) policies that apply at a corporate group level as defined by the Accountability Framework Initiative (AFi). In its scorecard, RAN notes that “P&G is the worst laggard overall and in the last year has actually moved backwards by publishing a cross-commodity policy with even weaker protections for forests in its wood pulp supply chain.”[16]

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9 Procter & Gamble. August 23, 2024. “Proxy statement,” p. 5. https://d18rn0p25nwr6d.cloudfront.net/CIK-0000080424/184d2181-9369-4cd6-ae2e-abe9b80d0bbd.pdf.

10 Cano, Ismael Aznar, PwC. March 21, 2024. "The EU Deforestation regulation: Getting started now.” https://www.pwc.com/gx/en/issues/esg/eu-deforestation-regulation.html.

11 Cano, PwC, March 2024. https://www.pwc.com/gx/en/issues/esg/eu-deforestation-regulation.html

12 Forwood, Genevra, et al., White & Case. July 21, 2023. "10 key things to know about the new EU Deforestation Regulation.” https://www.whitecase.com/insight-alert/10-key-things-know-about-new-eu-deforestation-regulation.

13 Forest 500. February 2024. "A decade of deforestation data: Annual Report 2024.” https://forest500.org/wp-content/uploads/2024/02/Forest500_Annual-Report-2024_Final.pdf.

14 Forest 500, Annual Report 2024. https://forest500.org/wp-content/uploads/2024/02/Forest500_Annual-Report-2024_Final.pdf.

15 Rainforest Action Network. November 2023. "Keep Forests Standing 2023.” https://www.ran.org/wp-content/uploads/2023/11/KFS_Scorecard_2023.pdf.

16 Rainforest Action Network, ”Keep Forests Standing 2023.” https://www.ran.org/wp-content/uploads/2023/11/KFS_Scorecard_2023.pdf.

•	Kimberly-Clark's June 2024 policy to “avoid and minimiz[e] the impacts of natural forest degradation,” in our opinion, offers more clarity on forest degradation than P&G’s current policy.[17]

Multiple recent controversies also illustrate P&G’s failure to implement even its existing, weak policy:

•	P&G supplier Astra Agro Lestari (AAL) has been implicated in longstanding governance violations and environmental and human rights abuses, including land grabbing, environmental degradation and pollution of water sources, permitting irregularities, and government criminalization of environmental human rights defenders.[18] AAL’s palm oil has appeared in P&G’s supply chain for years. A June 2024 Friends of the Earth report found that 25 AAL mills appeared in the company’s supply chain according to the most recently available mill list.[19] Peer companies Danone, Hershey’s, L’Oreal, and Friesland Campina have announced suspensions of all palm oil sourcing from AAL, whereas P&G has committed to only halting sourcing from mills associated with AAL’s subsidiaries in Sulawesi.[20]
•	P&G’s direct supplier, Kuala Lumpur Kepong (KLK), further ties P&G to AAL. KLK has been operating a joint venture with AAL since 2013, including operations in the conflict-ridden region of Sulawesi, where AAL is accused of widespread violations.[21] KLK’s joint venture indicates that it is not just the palm oil buyer but also the owner of the palm oil being produced by AAL. P&G explicitly states “respect [for] the rights and protections of land, environmental, and human rights defenders” and “the rights of Indigenous Peoples to give or withhold their free, prior, and informed consent (FPIC)” within its Forest Commodities Policy but the company has not responded to repeated inquiries about the joint venture and its responsibilities under company policies.[22]
•	In April 2024, Rainforest Action Network (RAN) released information accusing P&G of failing to deliver on its commitment to restore illegal palm plantations within Sumatra’s Leuser Ecosystem, the “orangutan capital of the world.”[23] P&G’s suppliers were found to be linked to these illegal plantations in 2022, and P&G pledged to work with its suppliers to restore these areas to peat forests. However, as of April 2024 the illegally cleared areas had yet to be restored, and P&G continued to be at risk of sourcing illegal palm oil in its supply chain due to its insufficient policy.

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17 Kimberly-Clark. June 1, 2024. "Forests, Land, and Agriculture Policy.” https://www.kimberly-clark.com/-/media/kimberly/pdf/ethics-and-governance/2024-forests-land-and-agricuture-policy-final.pdf?la=en-us.

18 Conant, Jeff and Gaurav Madan, Friends of the Earth US & Walhi. March 2022. ”No Consent: Astra Agro Lestari’s Land grab in Central and West Sulawesi, Indonesia.” https://foe.org/wp-content/uploads/2022/03/Astra_Agro_Lestari_Report_v4.pdf.

19 Friends of the Earth US, Walhi, and Milieu Defense. June 2024. ”Cultivating Conflict: How Astra Agro Lestari, Brands, and Big Finance Capitalize on Indonesia’s Governance Gaps.” https://foe.org/wp-content/uploads/2024/06/AAL_CultivatingConflict_Eng_final.pdf.

20 Friends of the Earth US et al. "Cultivating Conflict.” https://foe.org/wp-content/uploads/2024/06/AAL_CultivatingConflict_Eng_final.pdf.

21 https://www.astra-agro.co.id/wp-content/uploads/2024/04/Annual-Report-PT-ASTRA-AGRO-LESTARI-Tbk-2023-web.pdf.

22 Procter & Gamble. May 2023. "P&G’s Forest Commodities Policy.” https://s1.q4cdn.com/695946674/files/doc_downloads/esg/2023/P-G-Forest-Commodities-Policy-May-2023.pdf.

23 Rainforest Action Network. April 4, 2024. "P&G Accused of Failing to Deliver on Public Commitment to Restore Illegal Palm Plantations in Leuser Ecosystem.” https://www.ran.org/leuser-watch/pg-accused-of-failing-to-deliver-on-public-commitment-to-restore-illegal-palm-plantations-in-leuser-ecosystem/.

We continue to hope that P&G will take the necessary steps to establish a responsibly managed supply chain, and we welcome any opportunity to have a productive dialogue with the Board and Company leadership.

We predicted last year that “the [Company’s] risk will only grow in the coming years.” Just 12 months later, we already see that happening. In our opinion P&G’s Board and Management has demonstrated that they are either unwilling or incapable of the scope of reform necessary to address the severe and sustained competitive, regulatory, and reputational risks within the Company’s supply chain.

As we said last year, there are three fundamental questions that shareholders must consider in their voting decisions here: “1) Is P&G’s overall response to this issue a matter worthy of shareholder consideration?; 2) Has P&G had enough time to effectively respond to the 2020 proposal?; and 3) Does P&G still endure significant material risk associated with the company’s palm oil and pulp sourcing?”24

Given the further developments in the last year, you can correctly conclude that the answer to all three questions remains yes, and the Board should be held accountable by casting your vote against the identified Board members.

Sincerely,

James R. Epstein

Gabriela Ansari

Leili Ansari

Peter Crawford-Kahrl

Catherine Elisabeth Davisson Bye

Fred Draper

Matthew Draper

David Epstein

Justine Epstein

Miles Epstein

Richard A. Epstein

Sarah G. Epstein

Jules R. Feeney

Aldis R. Gamble

Cianan Gamble

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24 Epstein et al. September 28, 2023. Exempt solicitation. https://d18rn0p25nwr6d.cloudfront.net/CIK-0000080424/68693175-54ef-4490-9912-0998112e8e98.pdf.

Ian P. Gamble

Liev Golowasch

Maya Golowasch

Devon Greenwood (née Gamble)

Benjamin Kahrl

Ella Kahrl

Jennifer Merry Kahrl

Julia G. Kahrl

T. Gamble Kidder

Hunter Knight

Nika Knight

Catherine Laignel

C. Llanes-Kidder

Christopher Matthews

Ellen Reynard

Christopher Llewellyn Thatcher

Evelyn Dorothea Thatcher

John Howard Thatcher II

Karin Troedsson

Kyla van Buren

Tom Van Buren

Zoe van Buren

Linda Draper Yantz

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND YOUR PROXY TO THE SIGNATORIES. TO VOTE YOUR PROXY, FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.